UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   FORM 10-QSB
                       For Period Ended September 30, 2005

PART I.  REGISTRANT INFORMATION

                             ITEC ATTRACTIONS, INC.
       (Exact name of small business issuer as specified in its charter.)

          (Former name, if changed since last report): not applicable.

         3562 Shepherd of the Hills Expressway, Branson, Missouri 65616
                    (Address of principal executive offices)

       (Registrant's telephone number, including area code:(417) 335-3533

                         Commission file number 0-21070

PART II.  RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate. [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report, semi-annual report, transition report on Form 10-KL, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

Reasons for Delay in Filing Form 10-Q Within Prescribed Time Period

The Company's Form 10-QSB has not been filed with the Commission within the prescribed time period (by November 14, 2005) for the following reasons which were outside the Company's control and which could not have been avoided without unreasonable effort or expense:


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The Registrant is finalizing financial disclosures with its auditors, and therefore, was not able to complete timely its financial statements without unreasonable effort or expense. The Registrant anticipates filing the subject report on or before the fifth calendar day following the prescribed due date.

PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
         Paul E. Rasmussen, (417) 335-3533.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the Registrant was required to file such reports been filed?

         If the answer is no, identify reports.  Yes [ ]  No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof? Yes [ ]    No  [ ]

                                    SIGNATURE

                             ITEC ATTRACTIONS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     11/14/05                   /s/ Paul M. Bluto
                                    -----------------
                                    Paul M. Bluto
                                    Chairman and Principal Financial Officer
                                    Chief Executive Officer

Date     11/14/05                   /s/ Paul E. Rasmussen
                                    ---------------------
                                    Paul E. Rasmussen
                                    President and Chief Operating Officer